

February 4, 2011

Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

     Re: China BCT Pharmacy Group, Inc.
             Preliminary Revised Information Statement on Schedule 14C
             Filed February 1, 2011
             File No. 333-145620

Dear Mr. Tang:

     We have completed our review of your filing and do not have any further comments at this time.

                                       Sincerely,

                                       /s/ James Lopez (for)

                                       John Reynolds
                                       Assistant Director